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                              May 4, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition IV Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
IV Co.
                                                            Draft Registration
Statement
                                                            Submitted April 7,
2021
                                                            CIK 0001855447

       Dear Mr. Roth:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted April 7, 2021

       Conflicts of Interest, page 67

   1. Please revise the table summarizing material fiduciary or contractual obligations of your officers and directors
to include a column identifying the nature of each entity   s business.
                                                        For example, highlight
the extent to which the other entities are SPACs that are also looking for acquisition
targets.
 Gordon Roth
Roth CH Acquisition IV Co.
May 4, 2021
Page 2
Underwriting, page 88

2. We note your disclosure on page 91 indicating that private placement units that will be sold simultaneously with the consummation of this offering are deemed underwriters compensation by FINRA pursuant to Rule 5110. Please quantify the value of such underwriters' compensation and revise the compensation table on page 88 to include all compensation. See Item 508(e) of Regulation S-K.
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact Kim
McManus at 202-551-3215 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameGordon Roth                                 Sincerely,
Comapany NameRoth CH Acquisition IV Co.
                                                              Division of
Corporation Finance
May 4, 2021 Page 2                                            Office of Real
Estate & Construction
FirstName LastName